Exhibit 99.1

Nebius Group announces proposed private offering of $4.50 billion of convertible senior notes

Amsterdam, August 19, 2026 — Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS), the AI cloud company, today announced its intention to offer, subject to market and other conditions, $4.50 billion aggregate original principal amount of convertible senior notes, in two series: $2.75 billion aggregate original principal amount of convertible notes due 2030 (the “2030 Notes”) and $1.75 billion aggregate original principal amount of convertible notes due 2034 (the “2034 Notes”, and together with the 2030 Notes, the “Notes”), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Nebius Group also expects to grant the initial purchasers of the Notes an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $375 million aggregate original principal amount of 2030 Notes and up to an additional $300 million aggregate original principal amount of 2034 Notes.

The Company intends to use the net proceeds from the offering of the Notes to finance the continuing growth of its business, including expenditures related to the construction and build-out of its data centers, investments to develop its full-stack AI cloud, the expansion of its data center footprint and the procurement of key components (including GPUs), and for general corporate purposes.

Concurrently with the pricing of the offering of the Notes, in separate, privately negotiated transactions, the Company expects to enter into exchange agreements with a limited number of holders of the Company’s 2.00% Convertible Senior Notes due 2029 (the “2029 Notes”) and/or 3.00% Convertible Senior Notes due 2031 (the “2031 Notes”, and together with the 2029 Notes, the “Existing Notes”) to exchange a portion of the outstanding Existing Notes for the Company’s Class A ordinary shares, par value €0.01 (“Class A shares”). The terms of each such exchange are anticipated to be individually negotiated with each participating holder and will depend on several factors, including the market price of the Class A shares and the trading price of the respective Existing Notes at the time of each such exchange. Holders of the Existing Notes that participate in any such exchanges may sell the Class A shares in the open market and/or enter into or unwind various derivative transactions in connection with hedge positions they may have with respect to the Existing Notes. These activities could decrease (or reduce the size of any increase in) the market price of the Class A shares or the trading price of the Company’s other securities and, if conducted concurrently with the offering of the Notes, may also impact the initial conversion price of the Notes. The offering of the Notes is not contingent on the consummation of any of the proposed exchange transactions, and there can be no assurance that any such transactions will be completed or as to the aggregate principal amount, if any, of the Existing Notes that will be exchanged.

The Notes will be issued pursuant to respective indentures (the “Indentures”) between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes will be senior, unsecured obligations of the Company and will bear interest on the original principal amount thereof, payable semi-annually in arrears. Noteholders will have the right to convert their Notes in certain circumstances and during specified periods. The Company will settle conversions by paying or delivering, as applicable, cash or Class A shares or a combination of cash and Class A shares, at the Company’s election (subject to certain conditions related to Dutch tax laws).

The 2030 Notes and the 2034 Notes will mature, and the original principal amount of such Notes plus an amount accreted thereon (together, the “Accreted Principal Amount” in respect of the relevant series of Notes) will be payable, on February 15, 2030 and February 15, 2034 respectively, unless the relevant Notes have been earlier repurchased, redeemed or converted in accordance with their terms. The Accreted Principal Amount for the relevant series of Notes will be calculated in accordance with an accretion schedule to be included in the respective Indenture such that, in the case of each series of Notes, it reaches a certain premium to the original principal amount of the relevant series of Notes on the applicable maturity date. For the avoidance of doubt, for the purposes of the exercise of any conversion rights in respect of the Notes, the conversion rate and conversion price will be based on the original principal amount of the Notes and not the Accreted Principal Amount.

The Company may not redeem the Notes prior to February 21, 2028 in the case of the 2030 Notes, and August 21, 2028 in the case of the 2034 Notes, except in the event of certain tax law changes. The Notes will be redeemable, in whole or in part (subject to certain limitations), for cash on or after February 21, 2028 in the case of the 2030 Notes, and August 21, 2028 in the case of the 2034 Notes, on or before the 30th scheduled trading day immediately before the relevant maturity date, but only if (i) such Notes are freely tradable (as defined in the Indentures) and all accrued and unpaid additional interest thereon, if any, has been paid as of the date the Company sends the related redemption notice and (ii) the last reported sale price per Class A share is equal to or exceeds 130% of, or in the case of the 2034 Notes that are redeemed on or after August 21, 2028 and prior to August 21, 2029, 150% of, the product of the conversion price for the relevant series of Notes and the then applicable accretion ratio for such series of Notes for a specified period of time. The redemption price for the relevant series of Notes will be equal to the Accreted Principal Amount as of the redemption date of the Notes being redeemed, plus accrued and unpaid interest, if any, on the original principal amount thereof to, but excluding, the redemption date. Following delivery of a redemption notice by the Company in respect of a series of the Notes, holders of the Notes of such series will have the right, at their option, to convert their Notes prior to the close of business on the second business day immediately preceding the redemption date, at the conversion rate applicable at the time. No make-whole adjustments to the conversion rate will be made in connection with any optional redemption or tax redemption.

If certain corporate events that constitute a “fundamental change” occur, then, subject to a limited exception, noteholders may require the Company to repurchase their Notes for cash. The repurchase price will be equal to the Accreted Principal Amount of the relevant series of Notes to be repurchased as of the fundamental change repurchase date, plus accrued and unpaid interest, if any, on the original principal amount thereof to, but excluding, such repurchase date.

The interest rate, initial conversion rate, the accretion schedule and other terms for each series of Notes will be determined at the pricing of the offering.

The offer and sale of the Notes and any Class A shares deliverable upon conversion of the Notes or deliverable in the proposed exchange transactions described above, if any, have not been, and will not be, registered under the Securities Act or any other securities laws, and the Notes and any such Class A shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

This press release does not and shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of such securities in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful. This press release does not constitute an offer to exchange or purchase or a notice of redemption with respect to the Existing Notes.

This press release contains information about the proposed offering of the Notes and the proposed privately negotiated exchange transactions described above, and there can be no assurance that the offering of the Notes or such transactions will be completed.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents and services worldwide.

Nebius is listed on Nasdaq (Nasdaq: NBIS) and headquartered in Amsterdam.

Contacts

Investor relations: askIR@nebius.com

Disclaimer

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our ability to successfully complete the offering and proposed exchange transactions described herein, our future financial and business performance, strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market, macroeconomic and geopolitical conditions; our ability to build, operate and manage our businesses to the desired scale; competitive pressures; technological developments; our ability to secure and retain clients; our ability to secure additional capital to enable the growth of the business; unpredictable sales cycles; and potential pricing pressures; as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2026, as amended.

All information in this press release is as of the time of its issuance on August 19, 2026 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.